Exhibit 99.(c)(ii)

Exhibit (c)(ii) Fairness Opinion for the Special Committee MagStar Technologies, Inc. October 3, 2007

Disclaimer The accompanying material was complied on a confidential basis for use by the Special Committee of the Board of Directors of MagStar Technologies, Inc. (“MagStar” or the “Company”) in evaluating the proposed transaction described herein. This material is not intended to provide the sole basis for evaluating the transaction, does not purport to contain all information that may be required and should not be considered a recommendation with respect to a transaction. This material was prepared for a specific use by specific persons familiar with the business and affairs of MagStar and not prepared with a view to public disclosure. Nothing contained in the accompanying material is intended to be relied upon as a promise or representation as to the past or the future. Craig-Hallum Capital Group LLC (“Craig-Hallum”) undertakes no obligation to update or revise the accompanying material. It should be understood that certain financial and market information, estimates, valuations and/or projections contained in the accompanying material were prepared or derived from information supplied by the Company and public sources without the assumption by Craig-Hallum of responsibility for any independent verification thereof. Accordingly, neither Craig-Hallum not any of its officers, directors, employees, affiliates, advisors, agents or representatives warrants the accuracy or completeness of any such information, including, without limitation, the accuracy or achievability of any such valuations, estimates and our projections. Actual results may very from such estimates, valuations or projections and such variations may be material. This material must not be copied, reproduced, distributed or passed to others at any time without the prior written consent of Craig-Hallum.

Table of Contents Section I MagStar Technologies, Inc. Overview Section II Summary of Proposed Transaction Section III Summary of Due Diligence Procedures Section IV Valuation Analyses Section V Reverse Stock Split Transactions Appendices

SECTION I MagStar Technologies, Inc. Overview

MagStar Technologies, Inc. Overview MagStar Technologies, Inc. (“MagStar” or the “Company”), founded in 1948 as Reuter Manufacturing, Inc., manufactures conveyors, material handling equipment, motion control devices, magnetic assemblies, and medical devices. MagStar’s products are sold directly to: OEM’s integrators academic and research institutions end users and master dealers who market to other distributors MagStar has one customer that constituted 43% of total sales in 2006 and 33% of total sales for the six months ended June 30, 2007. MagStar faces intense competition from both regional and national manufacturers of conveyors, centrifuges, spindles, and precision magnetic devices. Funding for operations has been accomplished primarily through loans provided by affiliates. With $3.5 million in net debt, the Company maintains high financial leverage and stockholders’ equity is negative $2.6 million as of June 30, 2007.

MagStar Technologies, Inc. Overview Recent trends in revenue 2006 revenue of $10.0 million increased 23% over 2005 revenue of $8.1 million. Through June 30, 2007, latest 12 month revenue was $9.3 million. For the six months ended June 30, 2007, revenue of $4.9 million declined 12% from the year earlier period. Recent trends in EBITDA 2006 EBITDA increased to $963,545 from $352,746 in 2005. Through June 30, 2007, latest 12 month EBITDA was $406,336. For the six months ended June 30, 2007, EBITDA was negative $44,206 compared to positive EBITDA of $513,003 for the year earlier period. Recent trends in net income 2006 net income increased to $813,702 from $192,844 in 2005. Through June 30, 2007, latest 12 month net income was $230,034. For the six months ended June 30, 2007, net income was negative $163,436 compared to a profit of $420,232 for the year earlier period.

MagStar Technologies, Inc. Overview Actual Projected (1) 2007-12 Income Statement 2004 2005 2006 LTM 2007 2008 2009 2010 2011 2012 CAGR Sales $ 7.4 $ 8.1 $ 10.0 $ 9.3 $ 10.9 $ 12.3 $ 13.9 $ 15.7 $ 17.8 $ 20.1 13.0% Annual Growth 18.0% 10.3% 23.2% NM 8.9% 13.2% 13.0% 13.0% 13.0% 13.0% Cost of Goods Sold $ 6.3 $ 6.6 $ 7.7 $ 7.5 $ 7.9 $ 8.4 $ 9.3 $ 10.2 $ 11.3 $ 12.5 Gross Profit $ 1.1 $ 1.6 $ 2.3 $ 1.9 $ 3.0 $ 3.9 $ 4.6 $ 5.5 $ 6.4 $ 7.6 Operating Expenses $ 1.1 $ 1.2 $ 1.4 $ 1.5 $ 2.6 $ 3.3 $ 4.0 $ 4.5 $ 5.0 $ 5.6 Operating Income (0.0) $ 0.3 $ 0.9 $ 0.4 $ 0.4 $ 0.5 $ 0.6 $ 0.9 $ 1.4 $ 2.0 $ 37.9% Interest Expense $ 0.2 $ 0.1 $ 0.1 $ 0.1 $ 0.1 $ 0.1 $ 0.1 $ 0.1 $ 0.1 $ 0.1 Other Expenses (Income) $ (0.1) $ (0.0) $ (0.0) $ (0.0) $ (0.0) $ 0.0 $ 0.0 $ 0.0 $ 0.0 $ 0.0 PreTax Income $ (0.2) $ 0.2 $ 0.8 $ 0.2 $ 0.3 $ 0.4 $ 0.5 $ 0.8 $ 1.3 $ 1.9 Income Taxes (2) $ 0.0 $ 0.0 $ 0.0 $ 0.0 $ 0.0 $ 0.0 $ 0.0 $ 0.0 $ 0.0 $ 0.0 Net Income $ (0.2) $ 0.2 $ 0.8 $ 0.2 $ 0.3 $ 0.4 $ 0.5 $ 0.8 $ 1.3 $ 1.9 46.1% Earnings Per Share -Basic $ (0.03) $ 0.01 $ 0.08 $ 0.02 NA NA NA NA NA NA Earnings Per Share-Diluted $ (0.03) $ 0.01 $ 0.07 $ 0.02 NA NA NA NA NA NA Operating Income $ (0.0) $ 0.3 $ 0.9 $ 0.4 $ 0.4 $ 0.5 $ 0.6 $ 0.9 $ 1.4 $ 2.0 Depreciation and amortization $ 0.0 $ 0.0 $ 0.0 $ 0.1 $ 0.0 $ 0.1 $ 0.1 $ 0.2 $ 0.2 $ 0.2 EBITDA $ 0.0 $ 0.4 $ 1.0 $ 0.4 $ 0.4 $ 0.6 $ 0.8 $ 1.1 $ 1.6 $ 2.2 Actual Projected (1) Margin Analysis 2004 2005 2006 LTM 2007 2008 2009 2010 2011 2012 Sales 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% Cost of Goods Sold 85.7% 80.8% 77.2% 80.2% 72.5% 68.5% 67.0% 65.2% 63.8% 62.1% Gross Profit 14.3% 19.2% 22.8% 19.8% 27.5% 31.5% 33.0% 34.8% 36.2% 37.9% Operating Expenses 14.7% 15.0% 13.5% 16.1% 23.9% 27.2% 28.5% 28.9% 28.4% 28.1% Operating Income (0.4%) 4.1% 9.2% 3.8% 3.6% 4.3% 4.5% 5.8% 7.9% 9.8% Interest Expense 3.2% 1.8% 1.2% 1.3% 1.0% 0.7% 0.7% 0.6% 0.5% 0.5% Other Expenses (Income) (0.7%) (0.1%) (0.2%) (0.0%) (0.0%) 0.0% 0.0% 0.0% 0.0% 0.0% PreTax Income (2.9%) 2.4% 8.2% 2.5% 2.6% 3.5% 3.8% 5.3% 7.4% 9.4% Income Taxes (2) 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% Net Income (2.9%) 2.4% 8.2% 2.5% 2.6% 3.5% 3.8% 5.3% 7.4% 9.4% Operating Income (0.4%) 4.1% 9.2% 3.8% 3.6% 4.3% 4.5% 5.8% 7.9% 9.8% Depreciation and amortization 0.6% 0.2% 0.4% 0.6% 0.4% 0.9% 1.1% 1.1% 1.0% 1.0% EBITDA 0.2% 4.4% 9.7% 4.4% 4.0% 5.1% 5.5% 7.0% 8.8% 10.9% (1) Management projections. (2) No income taxes due to the utilization of NOL carry forwards.

MagStar Technologies, Inc. Overview Ownership Summary (Basic) Inside Shareholders 41% Reported Outside Shareholders 8% Other 51% Ownership Summary (Diluted) Inside Shareholders 49% Reported Outside Shareholders 6% Other 45% Reported Outside Shareholders Shares Held Options Basic Diluted Percent Held Perkins Capital Management, Inc 684,900 - 7.5% 6.3% Activar Properties, Inc. 7,500 - 0.1% 0.1% Total 692,400 - 7.6% 6.4% Inside Shareholders Shares Held Options Basic Diluted Richard F. McNamara 2,180,500 340,000 23.9% 23.2% James L. Reissner 877,327 105,000 9.6% 9.0% Michael J. Tate 679,372 105,000 7.4% 7.2% Jon L. Reissner - 290,000 0.0% 2.7% Joseph A. Petrich - 235,000 0.0% 2.2% Duane R. Bryngelson 10,000 210,000 0.1% 2.0% Robert Stehlik 2,027 45,000 0.0% 0.4% Dr. James R. Zavoral 1,277 45,000 0.0% 0.4% David Helgerson - 145,000 0.0% 1.3% All Inside Shareholders 3,750,503 1,520,000 41.0% 48.4% Ownership Basic Shares Diluted Shares Basic Diluted Reported Outside Shareholders 692,400 692,400 7.6% 6.4% Inside Shareholders 3,750,503 5,270,503 41.0% 48.4% Other 4,694,320 4,922,753 51.4% 45.2% Total 9,137,223 10,885,656 100.0% 100.0% Source: Magstar internal data. Diluted shares includes 250,000 w arrants but excludes 1.0 million shares of convertible preferred stock.

 Stock Price Trading History The Company’s common stock currently trades on the over-the-counter “bulletin board” market. The Company has a small float and trades thinly. inside shareholders own approximately 60% of the company on a fully diluted basis. over the 21 trading days (30 calendar days) ended October 2, 2007, the stock traded on only 4 days. There are no research analysts covering the Company’s common stock. MagStar Technologies, Inc. Overview

 MagStar Technologies, Inc. Overview Stock Trading History Closing Stock Price 10/2/2007 $0.20 Market Capitalization ($'s in millions) $1.8 52 Week High - Low $0.20 52 Week High - High $0.58 1 Week Average Stock Price $0.20 1 Month Average Stock Price $0.26 60 Day Average Stock Price $0.27 90 Day Average Stock Price $0.30 90 Day Average Daily Volume 6,465 6 Month Volume Weighted Average Stock Price $0.34 6 Month Average Daily Volume 4,829 12 Month Volume Weighted Average Stock Price $0.38 12 Month Average Daily Volume 5,040 3 Year Volume Weighted Average Stock Price $0.56 3 Year Average Daily Volume 4,894 Source: Capital IQ, Yahoo Finance, and Bloomberg. Average daily volume and closing stock prices excluding those days in which the stock did not trade.

Weighted Average Stock Price Performance – Latest 12 Months Oct-06 Nov-06 Dec-06 Jan-07 Feb-07 Mar-07 Apr-07 May-07 Jun-07 Jul-07 Aug-07 Sep-07 Oct-07(1) High Price $0.58 $0.51 $0.44 $0.44 $0.40 $0.51 $0.44 $0.40 $0.44 $0.41 $0.30 $0.35 $0.20 Low Price $0.41 $0.33 $0.35 $0.35 $0.25 $0.32 $0.35 $0.35 $0.35 $0.30 $0.20 $0.20 $0.20 Wtd. Avg.Price $0.50 $0.44 $0.37 $0.37 $0.34 $0.45 $0.39 $0.37 $0.39 $0.34 $0.29 $0.31 $0.20 Source: Monthly prices and volume per Yahoo Finance for period 10/2/2006 – 10/2/2007. Average price weighted by trading volume. (1) Used the close price for October as the stock did not trade on 10/1 and 10/2.

Volume at Various Prices – Latest 12 Months Share Price as of 10/2/07 $.20 Source: Yahoo Finance Price Shares Cumulative Range Traded % % $0.20 - $0.30 149,700 26.3% 26.3% $0.31 - $0.40 284,900 50.1% 76.4% $0.41 - $0.50 104,200 18.3% 94.8% $0.51 - $0.60 29,700 5.2% 100.0%

SECTION II Summary of Proposed Transaction

 Proposed Transaction MagStar is proposing to undertake a reverse stock split transaction that would have the effect of reducing the number of shareholders below 300, thus allowing for the termination of SEC reporting obligations. Reverse split of 1-for-2,000 with each holder owning less than one whole share following the reverse split having their fractional shares redeemed by MagStar for $0.425 per share. Summary of Terms: Price Per Share $0.425 Consideration Cash Implied Equity Value $4.3 million Implied Enterprise Value $7.8 million Note: the implied enterprise value equals the $4.3 million implied equity value at $.425 per share plus $3.5 million of interest bearing debt as of June 30, 2007. The equity value is based on 10.14 million common shares outstanding which includes 1.0 million preferred shares assumed to be converted into common stock on a one-for-one basis. Summary of Proposed Transaction

 Management Rationale Stockholders are unable to benefit fully from public company status due to: Low trading volume and small public float which limits shareholder liquidity. The Company is not able to raise capital conventionally in the public markets. The Company is not an attractive investment for institutional investors. The Company is not able to effectively use shares to attract and retain employees. The Company’s previous pursuits of merger and sale transactions with selected parties did not yield any interest. Management considers the increasing annual costs and other burdens of continuing as a SEC reporting company to be outweighed by any benefit of continuing as such. A reverse split provides multiple benefits including; Reduction of direct and indirect costs. Stockholders are able to sell without a brokerage commission. Summary of Proposed Transaction

SECTION III Summary of Due Diligence Procedures

Due Diligence Procedures We reviewed the following information regarding MagStar, among other things: Draft of Schedule 13e-3 Annual report and form 10-K for the five years ended December 31, 2006; Form 10-Q for the three month period ended March 31, 2007; Form 10-Q for the six month period ended June 30, 2007; Recent press releases; Financial projections for the six years ending December 31, 2012 provided by management; Estimates of annual cost savings from public company status provided by management; and Reported historical prices and trading activity for the Company’s common stock. In addition, we reviewed information regarding the Company’s business plan and held discussions with key management of MagStar concerning the history and future outlook for the Company and other matters relevant to our analyses.

SECTION IV Valuation Analyses

Valuation Analyses

Comparable Public Company Analysis

- This analysis compares selected financial and valuation metrics of the Company relative to those of public companies that are similar based on lines of business, markets, customers, financial characteristics and other factors.
- We reviewed business descriptions, financial information (including estimated financial data) and stock market data on numerous public companies operating in similar market segments.
- We excluded companies with market capitalizations in excess of $500 million.
- We selected the following seventeen companies as being the most comparable to the Company:

- Allied Motion Technologies
- Constar International, Inc.
- Core Molding Technologies, Inc.
- CyberOptics Corp.
- Hardinge, Inc.
- Hawk Corp.
- Highway Holdings Ltd.
- Hurco Companies, Inc.
- K-Tron International, Inc.
- LS Starrett Co
- NN, Inc.
- SigmaTron International, Inc.
- Simclar, Inc.
- Thermodynetics, Inc.
- TriMas Corp.
- Twin Disc, Inc.
- WSI Industries, Inc.

Note: the lowest market capitalization of the comparable public companies was $9.7 million (Thermodynetics, Inc).

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Valuation Analyses (in millions except per share data) Market Capitalization and Enterprise Value Multiples Ticker Fiscal Year End LTM Period Stock Price 10/2/07 % of 52 Wk High Market Cap Enterprise Value (1) EV/Revenue EV/EBITDA LTM CFYE LTM CFYE Allied Motion Technologies Inc. AMOT 12/31/2006 6/30/2007 $4.80 60.5% $31.9 $40.2 0.49x NA 5.7x NA Constar International Inc. CNST 12/31/2006 6/30/2007 $4.25 38.3% $53.4 $437.8 0.48x NA 7.6x NA Core Molding Technologies Inc. CMT 12/31/2006 6/30/2007 $7.40 66.0% $49.7 $41.0 0.26x NA 2.7x NA CyberOptics Corp. CYBE 12/31/2006 6/30/2007 $12.41 83.9% $110.5 $85.8 1.54x 1.46x 11.9x NA Hardinge Inc. HDNG 12/31/2006 6/30/2007 $34.94 87.1% $400.0 $415.5 1.19x 1.18x 10.1x 9.8x Hawk Corp. HWK 12/31/2006 6/30/2007 $14.00 87.5% $125.6 $142.2 0.64x 0.63x 5.0x 5.2x Highway Holdings Ltd. HIHO 3/31/2007 6/30/2007 $5.61 76.8% $21.2 $19.4 0.59x NA 14.7x NA Hurco Companies Inc. HURC 10/31/2006 7/31/2007 $57.40 98.2% $366.8 $327.5 1.81x 1.72x 10.4x 9.4x K-Tron International Inc. KTII 12/30/2006 6/30/2007 $95.80 91.3% $258.3 $269.6 1.55x NA 8.6x NA LS Starrett Co. SCX 6/30/2007 6/30/2007 $20.25 100.0% $135.2 $126.2 0.57x NA 5.9x NA NN Inc. NNBR 12/31/2006 6/30/2007 $10.14 75.1% $171.0 $267.4 0.71x 0.64x 6.0x 5.6x SigmaTron International Inc. SGMA 4/30/2007 7/31/2007 $11.88 97.4% $45.1 $79.0 0.47x NA 7.3x NA Simclar Inc. SIMC 12/31/2006 6/30/2007 $11.96 96.6% $77.3 $100.4 0.76x NA 11.0x NA Thermodynetics Inc. TDYT 3/31/2007 6/30/2007 $2.40 60.0% $9.7 $14.3 0.57x NA 10.0x NA TriMas Corp. TRS 12/31/2006 6/30/2007 $14.40 99.3% $481.1 $1,100.4 1.05x 1.02x 7.3x 7.0x Twin Disc Inc. TWIN 6/30/2007 6/30/2007 $60.06 71.5% $354.1 $379.2 1.20x NA 8.1x NA WSI Industries Inc. WSCI 8/27/2006 5/27/2007 $4.57 63.9% $12.4 $14.7 0.82x NA 8.9x NA High 1.81x 1.72x 14.7x 9.8x Mean 0.86x 1.11x 8.3x 7.4x Median 0.71x 1.10x 8.1x 7.0x Low 0.26x 0.63x 2.7x 5.2x MagStar Technologies Inc. MGST 12/31/2006 6/30/2007 $0.20 26.7% $1.8 $5.3 0.57x NA 13.1x NA Source: Capital IQ as of 10/2/07. Estimates provided by Bloomberg. (1) Enterprise Value is equal to market capitalization plus net debt

Valuation Analyses . 3 Year CAGR LFY Growth CFY Estimated Growth LT Growth(1) Gross Margin EBITDA Margin EBIT Margin Net Margin Company Ticker Revenue EBITDA Revenue EBITDA Revenue EBITDA EPS 3 Year Avg LTM 3 Year Avg LTM 3 Year Avg LTM 3 Year Avg LTM Allied Motion Technologies Inc. AMOT 28.0% 35.1% 11.4% 23.7% NA NA NA 23.7% 23.7% 8.7% 8.6% 4.7% 4.5% 2.4% 2.5% Constar International Inc. CNST 7.7% 4.9% (0.1%) 26.9% NA NA NA 10.3% 9.9% 6.8% 6.4% 1.8% 2.8% (2.9%) (1.9%) Core Molding Technologies Inc. CMT 20.5% 41.4% 24.3% 46.8% NA NA NA 17.4% 15.8% 9.9% 9.6% 8.1% 7.6% 5.3% 5.2% CyberOptics Corp. CYBE 17.0% 64.6% 35.3% 80.5% 2.7% NA NA 55.5% 51.5% 18.4% 13.0% 14.6% 9.8% 15.5% 9.7% Hardinge Inc. HDNG 20.8% 27.6% 12.7% 35.3% 7.5% 31.3% NA 30.7% 31.8% 9.1% 11.8% 6.0% 9.1% 2.9% 5.8% Hawk Corp. HWK 1.5% (3.0%) 16.6% 47.7% 6.7% 26.7% NA 22.4% 25.0% 10.0% 12.8% 6.1% 9.4% 0.5% 7.0% Highway Holdings Ltd. HIHO 7.5% (18.6%) 21.8% 18.4% NA NA NA 20.2% 20.0% 5.1% 4.0% 1.3% 1.3% 0.5% 0.8% Hurco Companies Inc. HURC 25.3% 91.2% 18.3% 35.3% 28.0% 45.0% NA 33.8% 37.8% 13.9% 17.4% 12.8% 16.4% 9.9% 11.0% K-Tron International Inc. KTII 16.1% 37.2% 24.5% 46.7% NA NA NA 41.8% 42.1% 14.8% 18.1% 11.5% 15.2% 6.9% 10.0% LS Starrett Co. SCX 7.3% 31.2% 10.7% 291.5% NA NA NA 27.0% 29.6% 6.4% 9.6% 1.3% 4.6% 1.1% 3.0% NN Inc. NNBR 9.2% 6.1% 2.8% (0.6%) 25.5% 10.6% NA 21.9% 21.0% 12.6% 11.8% 7.4% 6.5% 3.8% (0.6%) SigmaTron International Inc. SGMA 25.4% (5.3%) 33.0% 19.0% NA NA NA 13.1% 11.3% 7.5% 6.4% 4.3% 3.6% 2.5% 1.3% Simclar Inc. SIMC 47.5% 42.8% 90.2% 127.1% NA NA NA 12.5% 12.5% 6.9% 6.9% 5.1% 5.4% 2.8% 2.7% Thermodynetics Inc. TDYT 12.6% (7.8%) 25.5% (24.0%) NA NA NA 23.9% 22.7% 8.4% 5.7% 5.7% 4.2% (5.4%) (0.3%) TriMas Corp. TRS 8.1% 1.9% 2.0% 10.0% 5.7% 11.1% 13.3% 26.3% 27.3% 14.0% 14.4% 9.8% 10.8% (5.8%) (12.5%) Twin Disc Inc. TWIN 19.5% 40.8% 30.4% 53.0% NA NA NA 30.1% 32.4% 12.3% 14.8% 9.9% 12.5% 5.3% 6.9% WSI Industries Inc. WSCI 14.2% 8.5% 2.8% 17.7% NA NA NA 16.0% 17.9% 8.6% 9.2% 4.3% 6.5% 2.0% 3.8% 11.3% 19.8% 4.4% High 47.5% 91.2% 90.2% 291.5% 28.0% 45.0% 13.3% 55.5% 51.5% 18.4% 18.1% 14.6% 16.4% 15.5% 11.0% Mean 16.9% 23.4% 21.3% 50.3% 12.7% 25.0% 13.3% 25.1% 25.4% 10.2% 10.6% 6.7% 7.7% 2.8% 3.2% Median 16.1% 27.6% 18.3% 35.3% 7.1% 26.7% 13.3% 23.7% 23.7% 9.1% 9.6% 6.0% 6.5% 2.5% 3.0% Low 1.5% (18.6%) (0.1%) (24.0%) 2.7% 10.6% 13.3% 10.3% 9.9% 5.1% 4.0% 1.3% 1.3% (5.8%) (12.5%) MagStar Technologies Inc. MGST 11.3% NM 23.2% 172.9% 8.9% (54.3%) NA 18.8% 19.8% 4.7% 4.4% 4.3% 3.8% 2.5% 2.5% Note: 1. Estimated 5 year growth rate based on the median of analyst estimates. LFY = Latest Fiscal Year

Valuation Analyses

Company	Ticker	Net Debt / Total Capital	Total Debt / EBITDA	EBIT / Interest Expense	Total Liabilities / Equity
Allied Motion Technologies Inc.	AMOT	20.7%	1.4	4.2	73.0%
Constar International Inc.	CNST	87.8%	6.8	0.6	NM
Core Molding Technologies Inc.	CMT	0.0%	0.6	27.4	88.5%
CyberOptics Corp.	CYBE	0.0%	0.0	0.0	11.4%
Hardinge Inc.	HDNG	3.7%	0.6	6.5	56.2%
Hawk Corp.	HWK	0.0%	3.9	2.0	274.8%
Highway Holdings Ltd.	HIHO	0.0%	2.0	1.6	76.8%
Hurco Companies Inc.	HURC	(12.0%)	0.0	NM	67.3%
K-Tron International Inc.	KTII	4.2%	0.9	16.7	88.2%
LS Starrett Co.	SCX	(7.1%)	0.6	6.0	31.5%
NN Inc.	NNBR	36.1%	2.5	4.6	172.0%
SigmaTron International Inc.	SGMA	42.9%	3.4	2.2	116.4%
Simclar Inc.	SIMC	0.0%	2.7	3.4	238.0%
Thermodynetics Inc.	TDYT	11.9%	1.5	5.0	247.3%
TriMas Corp.	TRS	56.3%	4.1	1.5	260.6%
Twin Disc Inc.	TWIN	6.4%	0.9	12.6	131.5%
WSI Industries Inc.	WSCI	15.2%	2.1	6.3	74.5%
	High	87.8%	6.8	27.4	274.8%
	Mean	19.0%	2.0	6.3	125.5%
	Median	6.4%	1.5	4.4	88.3%
	Low	0.0%	0.0	0.0	11.4%
MagStar Technologies Inc.	MGST	65.7%	8.6	2.8	NM

Note:
Balance sheet data as of latest quarter.
Net Debt/Total Capital = net debt divided by net debt plus market capitalization
EBIT, EBITDA, and interest expense are LTM figures.
Total liabilities divided by stockholders' equity
Hurco Companies, Inc. and LS Starrett Co. have cash in excess of debt and were excluded from the high, mean, median, and low statistics.

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Valuation Analyses Comparable Public Company Analysis ($ in millions) Size Market Capitalization Revenue High $481 $1,045 75th Percentile $258 $317 Median $110 $174 Mean $159 $263 25th Percentile $45 $82 Low $10 $18 MagStar $1.8 $9.3 Rank 18 18 Growth (3 Year CAGR) Revenue EBITDA High 47.5% 91.2% 75th Percentile 20.8% 40.8% Median 16.1% 27.6% Mean 16.9% 23.4% 25th Percentile 8.1% 1.9% Low 1.5% (18.6%) MagStar 11.3% NM Rank 12 NM Leverage Net Debt / Total Capital EBIT / Interest Expense High 87.4% 27.4 75th Percentile 27.8% 6.3 Median 6.8% 4.4 Mean 19.4% 6.3 25th Percentile 0.0% 1.9 Low 0.0% 0.0 MagStar 65.7% 2.8 Rank 2 11 Profitability (LTM) Gross Margin EBITDA Margin High 51.5% 18.1% 75th Percentile 31.8% 13.0% Median 23.7% 9.6% Mean 25.4% 10.6% 25th Percentile 17.9% 6.9% Low 9.9% 4.0% MagStar 19.8% 4.4% Rank 13 17 Note: Rank based on 18 companies including MagStar (16 companies for debt / total capitalization ratio). NM = Not meaningful

Valuation Analyses Comparable Public Company Analysis Public Company Multiples Transaction Consideration Low Mean Median High Multiples Enterprise Value / LTM Revenue 0.26x 0.86x 0.71x 1.81x 0.84x Enterprise Value / LTM EBITDA 2.7x 8.3x 8.1x 14.7x 19.5x Enterprise Value / CFY Estimated EBITDA (1) 5.2x 7.4x 7.0x 9.8x 17.7x Note: (1) CFY projection prepared by the management of MagStar.

Merger and Acquisition Transaction Analysis This analysis compares selected financial and valuation metrics of the Company with those of similar public companies that have recently been merged or acquired. We reviewed publicly available information, press releases and databases for transactions involving similar companies that closed since 2005. We did not seek to evaluate Rule 13e-3 transactions accomplished through a reverse stock split. We selected 10 public companies with enterprise values less than $500 million. The transaction multiples were calculated based upon the latest financial information publicly available at the time of the announcement and were based on change-of-control transactions. Valuation Analyses

Valuation Analyses Merger and Acquisition Transactions Closed Target Buyer LTM Margin EBITDA Enterprise Value ($mm) EV as a Multiple of: LTM Sales LTM EBITDA 13-Apr-07 Bairnco Corp. Steel Partners II, L.P. 14.5% $ 97.0 1.04x 7.2x 2-Apr-07 TB Woods Corp. Altra Industrial Motion, Inc. 9.9% $ 132.4 1.18x 11.9x 29-Jan-07 Rotonics Manufacturing, Inc Spell Capital Partners Fund III, L.P. 12.5% $ 37.2 0.80x 6.4x 15-Dec-06 The Oilgear Company Mason Wells Buyout Fund II, L.P. 7.3% $ 50.4 0.47x 6.4x 10-Oct-06 MPW Industrial Services Group Inc Noir Acquisition Corporation 9.8% $ 42.6 0.40x 4.1x 6-Oct-06 Summa Industries Habasit Holding AG 10.5% $ 88.5 0.80x 7.6x 4-Aug-06 Woodhead Industries Molex Incorporated 12.9% $ 274.3 1.23x 9.6x 28-Jul-06 Knape & Vogt Manufacturing Co. Wind Point Partners 9.1% $ 100.8 0.60x 6.6x 17-Oct-05 Chart Industries Inc. First Reserve Fund X, L.P. 16.0% $ 459.6 1.32x 8.3x 1-Jul-05 Thomas Industries, Inc. Gardner Denver, Inc. 11.3% $ 474.1 1.15x 10.3x High 16.0% 474.1 $ 1.32x 11.9x Mean 11.4% 175.7 $ 0.90x 7.8x Median 10.9% 98.9 $ 0.92x 7.4x Low 7.3% 37.2 $ 0.40x 4.1x Source: Capital IQ database and SEC filings.

Valuation Analyses Merger and Acquisition Transaction Analysis M&A Transaction Multiples Transaction Consideration Low Mean Median High Multiples Enterprise Value / LTM Revenue 0.40x 0.90x 0.92x 1.32x 0.84x Enterprise Value / LTM EBITDA 4.1x 7.8x 7.4x 11.9x 19.5x

Discounted Cash Flow Analysis This analysis calculates the present value of the cash flow earned during the forecast period plus the value at the end of that period, referred to as the terminal value. The terminal value component recognizes that a company has a perpetual life and refers to the value of all future cash flows from an asset at a specific point in time. For purposes of this analysis, the following range of assumptions were used: Approximately six years of cash flows discounted to October 2, 2007. Discount rates: 18.0% to 22.0% Terminal value: perpetual growth rates of 2012 free cash flow at 4.5% to 6.5% Valuation Analyses

Cash Flow Projections (dollars in millions, year end 12/31) Projected Cash Flow Statement 2007 2008 2009 2010 2011 2012 Sales $ 10.87 $ 12.31 $ 13.91 $ 15.71 $ 17.76 $ 20.07 EBITDA $ 0.44 $ 0.63 $ 0.77 $ 1.10 $ 1.57 $ 2.18 Less: Depreciation & Amortization $ 0.04 $ 0.11 $ 0.15 $ 0.18 $ 0.17 $ 0.21 EBIT $ 0.40 $ 0.52 $ 0.62 $ 0.92 $ 1.40 $ 1.97 Less: Income Taxes (1) $ 0.00 $ 0.00 $ 0.00 $ 0.00 $ 0.00 $ 0.00 Unlevered Net Income $ 0.40 $ 0.52 $ 0.62 $ 0.92 $ 1.40 $ 1.97 Add: Depreciation & Amortization $ 0.04 $ 0.11 $ 0.15 $ 0.18 $ 0.17 $ 0.21 Less: Capital Expenditures $ 0.00 $ 0.25 $ 0.26 $ 0.26 $ 0.26 $ 0.26 Less: Increase in Working Capital $ 0.41 $ 0.26 $ 0.30 $ 0.35 $ 0.40 $ 0.45 Free Cash Flow $ 0.03 $ 0.12 $ 0.21 $ 0.49 $ 0.90 $ 1.47 (1) No taxes due to NOL carry forwards that could be applied to future earnings per management’s projection.

Valuation Analyses (dollars in millions, year end 12/31) Weighted Average Cost of Capital Present Value Calculations 18.0% 20.0% 22.0% Present value of 2007 - 2012 free cash flows $ 1.8 $ 1.7 $ 1.6 Present value of terminal value at Perpetuity growth rates (1) 4.5% $ 4.1 $ 3.3 $ 2.7 5.5% $ 4.4 $ 3.5 $ 2.8 6.5% $ 4.7 $ 3.7 $ 3.0 Implied Terminal Value EBITDA Multiples at perpetuity growth rates 4.5% 4.0x 3.5x 3.1x 5.5% 4.3x 3.7x 3.3x 6.5% 4.7x 4.0x 3.5x Enterprise Value at Terminal Value Perpetuity Growth Rates 4.5% $ 5.9 $ 5.0 $ 4.3 5.5% $ 6.2 $ 5.2 $ 4.4 6.5% $ 6.5 $ 5.4 $ 4.6 Equity Value at Terminal Value Perpetuity Growth Rates(2) 4.5% $ 2.4 $ 1.5 $ 0.8 5.5% $ 2.7 $ 1.7 $ 0.9 6.5% $ 3.0 $ 1.9 $ 1.1 Per Share Value at Terminal Value Perpetuity Growth Rates(3) 4.5% $ 0.23 $ 0.14 $ 0.08 5.5% $ 0.26 $ 0.17 $ 0.09 6.5% $ 0.30 $ 0.19 $ 0.11 (1) Pretax income is taxed at a 40% rate in calculating free cash flow for the terminal value (assumes NOL carry forwards are fully utilized by 2012). (2) Enterprise value less net debt of $3.5 million equals equity value. (3) Based on 10.14 million common shares outstanding including 1.0 million preferred shares assumed to be converted into common stock on a one-for-one basis.

SECTION V Reverse Stock Split Transactions

Transaction Premium Analysis Examines premiums paid in reverse-stock split going private transactions since 2004 relative to the average pre-announcement trading prices of the target company measured over various time periods. We relied upon publicly available information, including SEC filings, company press releases and databases. We selected a total of 20 reverse stock-split transactions for further analysis. Valuation Analysis

Reverse Stock Split Transactions

Date of Announcement	Date Effective	Company	Ticker	Split	Fractional Price	Premium Over Average Price: One Week Premium	One Month Premium	60 Day Premium	90 Day Premium
05/01/2007	NA	Harold's Stores Inc.	OTCBB:HLDI	1:1000	$0.30	25.0%	2.6%	(16.3%)	(21.3%)
06/08/2006	09/08/2006	Bactolac Pharmaceutical Inc.	OTCBB:ANII	1:500	$4.00	21.8%	19.7%	14.4%	14.2%
05/31/2006	08/30/2006	Mestek Inc.	OTCPK:MCCK	1:2000	$15.24	6.1%	6.2%	5.4%	10.2%
10/21/2005	01/10/2006	Sagient Research Systems Inc.	OTCPK:SRYS	1:101	$0.12	50.0%	74.7%	59.0%	53.0%
10/14/2005	03/13/2006	Major Automotive Companies Inc.	OTCPK:MJRC	1:1000	$1.90	7.5%	36.1%	53.1%	63.3%
10/07/2005	03/30/2006	ITEC Attractions Inc.	NasdaqNM:ITAT	1:381426	$0.27	11.2%	11.5%	11.9%	12.8%
09/28/2005	12/20/2005	Marlton Technologies Inc.	OTCPK:MTYG	1:5000	$1.25	8.7%	(0.4%)	10.0%	24.0%
07/13/2005	11/16/2005	News Communications Inc.	OTCPK:NWCM	1:100	$1.10	57.1%	80.3%	80.3%	65.7%
06/21/2005	09/01/2006	American Education Corp.	OTCPK:AECC	1:2000	$11.00	39.3%	36.9%	38.5%	31.5%
06/16/2005	12/06/2005	Refocus Group Inc.	OTCPK:RFCS	1:2000	$0.35	47.9%	46.2%	44.1%	57.3%
06/10/2005	12/01/2005	McRae Industries Inc.	OTCPK:MRIN.B	1:200	$14.25	23.6%	22.5%	22.1%	22.1%
05/20/2005	08/23/2005	Kestrel Energy Inc.	OTCPK:KSTR	1:100	$1.42	44.4%	30.2%	25.9%	21.4%
04/20/2005	09/27/2005	Symbiotics Corp.	OTCPK:SYNB	1:2000	$0.13	67.7%	32.2%	22.5%	20.2%
04/01/2005	09/16/2005	Mercury Air Group Inc.	OTCPK:MYAG	1:500	$4.00	20.7%	15.3%	13.3%	7.7%
03/31/2005	08/29/2005	BF Enterprises Inc.	OTCPK:BFET	1:3000	$8.95	6.3%	4.7%	6.1%	6.8%
02/24/2005	05/03/2005	Davel Communications Inc.	NasdaqNM:DAVL.E	1:97500000	$0.02	4.2%	4.5%	9.5%	10.7%
01/19/2005	03/11/2005	Max & Ermas Restaurants Inc.	NasdaqNM:MAXE	1:200	$16.00	19.0%	21.7%	21.2%	21.2%
01/13/2005	05/10/2005	Trek Resources Inc.	OTCPK:TRKX	1:100	$2.50	23.4%	22.9%	28.7%	32.8%
02/12/2004	01/24/2006	Touch Tunes Music Corp.	OTCPK:TTMX	1:2000	$0.50	85.8%	94.0%	108.1%	101.7%
01/29/2004	07/23/2004	Waxman Industries Inc.	OTCPK:WXMN	1:100	$7.63	30.4%	34.4%	34.3%	33.3%
					High	85.8%	94.0%	108.1%	101.7%
					75th Percentile	45.3%	36.5%	41.3%	43.1%
					Mean	30.0%	31.4%	32.0%	32.1%
					Median	23.5%	22.9%	22.5%	22.1%
					25th Percentile	10.6%	13.4%	12.6%	13.5%
					Low	4.2%	2.6%	5.4%	6.8%
NA	NA	MagStar Technologies Inc.	MGST	1:2000	$0.425	112.5%	63.5%	57.4%	41.7%

High, mean, median and low excludes negative premiums
Source: SEC Filings, Capital IQ, & Bloomberg

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Appendices

Comparable Public Company Descriptions

Ticker	Company Name	Business Description
AMOT	Allied Motion Technologies Inc.	Allied Motion Technologies, Inc. engages in the design, manufacture, and sale of motion control products for the commercial motor, industrial motion control, and aerospace and defense markets worldwide. The company operates through five subsidiaries: Emoteq Corporation; Computer Optical Products, Inc. (COPI); Motor Products Corporation; Stature Electric, Inc.; and Precision Motor Technology B.V. (Premotec). Emoteq designs, manufactures, and markets direct current (DC) brushless motors, related components, and drive and control electronics, as well as a line of static frequency converters for military and aerospace applications. It also manufactures precision DC fractional horsepower motors and certain motor components and spare parts and replacement equipment for general-purpose instrumentation products. COPI manufactures optical encoders used to measure rotational and linear movements of parts in diverse applications, such as printers, sorting machinery, machine tools, robots, medical equipment, tunable lasers, and spectrum analyzers.
CNST	Constar International Inc.	Constar International, Inc. engages in the design and production of polyethylene terephthalate, plastic containers for food, beverages, and other end use applications. Its products include both bottles and preforms. The company's products are used in various end-use markets, including soft drinks, water, peanut butter, edible oils, salad dressing, juices, teas, household chemicals, beer, and flavored alcoholic beverages. It sells its products to branded consumer products companies in the United States and Europe.
CMT	Core Molding Technologies Inc.	Core Molding Technologies, Inc. and its subsidiaries operate as a compounder and molder of fiberglass/carbon reinforced plastics in the United States. The company produces and sells SMC compound and molded products for various markets, including light, medium, and heavy-duty trucks, automobiles and automotive aftermarket, personal watercraft, and other commercial products. It also supplies reinforced plastic products to other truck manufacturers, automotive suppliers, manufacturers of commercial products, wholesale distributors, and other end users of aftermarket products.
CYBE	CyberOptics Corp.	CyberOptics Corporation supplies optical process control sensors and inspection systems that are used to control the manufacturing process, and to ensure the quality of electronic circuit boards manufactured by customers using surface mount technology in the United States. It also engages in the manufacture and sale of sensors that assist with yield improvement, and the placement and transport of wafers during semiconductor fabrication. The company operates through two segments, Electronic Assembly and Semiconductor. The Electronic Assembly segment engages in the design, manufacture, and sale of optical process control sensors and inspection systems for the electronics assembly equipment market. Its SMT systems product line consists of stand-alone measurement and inspection systems used in the SMT electronic assembly industry for process control and inspection. The Semiconductor segment engages in the design, manufacture, and sale of optical and other process control sensors and related equipment for the semiconductor capital equipment market.
HDNG	Hardinge Inc.	Hardinge, Inc., through its subsidiaries, engages in the design, manufacture, distribution, and marketing of computer controlled metal-cutting lathes, machining centers, grinding machines, collets, chucks, indexing fixtures, and other industrial products. It also offers workholding devices for machine tools. The company provides its services to aerospace, automotive, construction equipment, defense, energy, farm equipment, medical equipment, recreational equipment, telecommunications, and transportation industries, as well as to small and medium-sized independent job shops. It distributes its products under the 'Bridgeport' brand name through distributors, agents, and manufacturers' representatives, as well as through direct sales force in the United States, Canada, China, Germany, and the United Kingdom.
HWK	Hawk Corp.	Hawk Corporation, through its subsidiaries, engages in the design, engineering, manufacture, and marketing of specialized components for industrial, commercial, and aerospace applications. The company manufacturers various friction products used in brakes, clutches, and transmissions to absorb vehicular energy for use in off-highway, on-highway, industrial, agricultural, performance, and aerospace applications. It also engineers, manufactures, and markets premium branded clutch, transmissions, and driveline systems for the performance racing market. The company supplies parts for the National Association for Stock Car Auto Racing (NASCAR), the American Le Mans Series (ALMS), and by weekend enthusiasts in the Sports Car Club of America (SCCA) racing clubs, as well as for other road racing and competition cars. Hawk Corporation markets its products worldwide through product managers and direct sales professionals, from its facilities located in the United States, Italy, China, Canada, and Argentina.

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Comparable Public Company Descriptions

Ticker	Company Name	Business Description
HIHO	Highway Holdings Ltd.	Highway Holdings Limited, through its subsidiaries, engages in the manufacture and supply of metal, plastic, and electric parts and components for original equipment manufacturers and contract manufacturers. Its products are used in manufacturing various products, such as photocopiers, laser printers, compact disc players, laser disc players, cassette players, computer equipment, electrical components, electrical connectors, cameras, clocks, automobiles, vacuum cleaners, light fixtures, and car audio and other audio equipment. The company offers metal manufacturing services, including metal stamping, spray painting, screen printing, plastic injection molding, pad printing, and electronic assembly services. It also provides electronic assembly services, such as chip on board assembly, IC-bonding, and SMT automatic components assembly of printed circuit boards. In addition, the company manufactures clocks and clock components, as well as underwater digital camera casings and waterproof video/flash lights for various original equipment manufacturers.
HURC	Hurco Companies Inc.	Hurco Companies, Inc., an industrial technology company, engages in the design, manufacture, and sale of computer control systems, software, and computerized machine tools for the metal cutting and metal forming industry. Its products include general purpose computerized machine tools primarily vertical machining centers and turning centers. The company also produces computer control systems and related software for press brake applications that are sold as retrofit control systems. In addition, it produces and distributes software options, control upgrades, hardware accessories, and replacement parts related to its machine tool product lines, as well as provides operator training and support services to its customers. Hurco Companies serves aerospace, defense, medical equipment, energy, automotive/transportation, electronics, and computer industries. It sells its products through independent agents and distributors in North America, Europe, and Asia, as well as England, France, Germany, Italy, Singapore, and China.
KTII	K-Tron International Inc.	K-Tron International, Inc., through its subsidiaries, engages in the design, production, marketing, and servicing of material handling equipment and systems for various industrial markets worldwide. Its products principally include various feeders, such as single and twin-screw, belt, and vibratory feeders used in plastics compounding, food, chemical, detergent, and pharmaceutical industries; mass flow meters, which measure and control the flow of material from a storage vessel; weight sensors and controls; and pneumatic conveying equipment comprising various components, such as loaders, blower packages, diverter valves, rotary valves, in-line filters, and other ancillary equipment. The company also designs, manufactures, markets, and sells size reduction equipment consisting of hammer mills, wood hogs, and double roll crushers used in electric utility, coal and minerals mining, pulp and paper, and wood and forest products industries. In addition, it involves in the sale of replacement parts; and designs, produces, and tests electronic assemblies.
SCX	LS Starrett Co.	The L.S. Starrett Company, together with its subsidiaries, engages in the manufacture and sale of industrial, professional, and consumer products worldwide. It primarily offers hand measuring tools, precision tools and instruments, electronic gages, dial indicators, gage blocks, granite surface plates, vision systems, optical measuring projectors, tape measures, levels, chalk products, squares, band saw blades, hole saws, hacksaw blades, jig saw blades, reciprocating saw blades, M1 lubricant, and precision ground flat stock and drill rod. The L.S. Starrett Company markets its products through distributors primarily to companies in the metalworking industry; automotive, aviation, marine, and farm equipment shops; and do-it-yourselfers and tradesmen, such as builders, carpenters, plumbers, and electricians.
NNBR	NN Inc.	NN, Inc. manufactures and supplies precision bearing components for bearing manufacturers worldwide. It offers precision steel balls to antifriction bearings manufacturers; steel rollers, such as cylindrical rollers for applications in hydraulic pumps and motors, and tapered rollers for tapered roller bearings that are used in automotive gearbox and wheel bearings, and various other industrial applications; and precision bearing seals used in automotive, industrial, agricultural, mining, and aerospace markets. The company also manufactures precision metal and plastic retainers for ball and roller bearings; and precision plastic components, including automotive under-the-hood components, electronic instrument cases, and precision electronic connectors and lenses. In addition, it offers precision metal components, such as fluid control components and assemblies, shafts, and various precision metal parts used in automotive brake/chassis, thermal air conditioning systems, commercial refrigeration, automotive engine, diesel engine fuel systems, and automotive and industrial applications.

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Comparable Public Company Descriptions

Ticker	Company Name	Business Description
SGMA	SigmaTron International Inc.	SigmaTron International, Inc. provides electronic manufacturing services in North America, China, and Taiwan. It provides its manufacturing services for printed circuit board assemblies and assembled electronic products; automatic and manual assembly and testing of products; materials sourcing and procurement; design, manufacture, and testing of engineering support; warehousing and shipment services; and assistance in obtaining product approval from governmental and other regulatory bodies. The company's finished products are used in various industries, including appliance, consumer electronics, gaming, fitness, industrial electronics, life sciences, semiconductor, telecommunications, and automotive.
SIMC	Sinclar Inc.	Sinclar, Inc. operates as a contract manufacturer of electronic and electro-mechanical products primarily in the United States. It provides electronics manufacturing services to original equipment manufacturers in the data processing, telecommunications, instrumentation, and food preparation equipment industries. The company offers printed circuit boards (PCBs), finished products, subassemblies, molded and nonmolded cable assemblies, wire harnesses, injection molded, and electronic assembly products. Sinclar provides a range of PCB products, such as pin-through-hole assemblies, and low and medium volume surface mount technology assemblies; and mixed technology PCBs, which include multilayer PCBs. It also offers cable and harness assemblies, such as multiconductor, ribbon, coaxial cable, and discrete wire harness assemblies. In addition, Sinclar offers contract manufacturing, and systems assembly and integration services, as well as delivers test engineering and materials management services.
TDYT	Thermodynetics Inc.	Thermodynetics, Inc. engages in the design, manufacture, and sale of metal tubing and related assemblies primarily for heat transfer, automotive, furniture, appliance, heating, cooling, and refrigeration applications. Its heat transfer products are used in heat pumps as condensers and evaporators in heating, refrigeration, food processing, and air-conditioning systems; in the biomedical field as blood or intravenous fluid heat exchangers; in heat recovery units to heat water with recycled heat from air conditioning and refrigeration systems; in ice production systems; and in laser coolers, beverage dispensers, food processing systems, chillers, heat pump systems and boilers, and modules for use as components in condensing or desuperheater systems, as well as in various applications, where heat transfer is required. The company markets its products to customers in the space conditioning, refrigeration, automotive, biomedical, plumbing, appliance, water heating, aerospace, and other industries worldwide.
TRS	TriMas Corp.	TriMas Corporation manufactures engineered products used in various commercial, industrial, and consumer applications worldwide. The company's Packaging Systems segment designs, manufactures, and distributes steel and plastic closure caps, drum enclosures, rings and levers, and dispensing systems for industrial and consumer markets; and specialty laminates, jacketings, and insulation tapes used with fiberglass insulation as vapor barriers in commercial and industrial construction applications. TriMas' Energy Products segment engages in the manufacture and distribution of engines and engine replacement parts for the oil and gas industry, as well as metallic and nonmetallic industrial gaskets and fasteners for the petroleum refining, petrochemical, and other industrial markets. The company's Industrial Specialties segment manufactures industrial products for use in aerospace, industrial, automotive, defense, and medical equipment markets.
TWIN	Twin Disc Inc.	Twin Disc, Incorporated engages in the design, manufacture, and sale of marine and heavy duty off-highway power transmission equipment primarily in the United States. Its products include marine transmissions, surface drives, propellers, and boat management systems, as well as power-shift transmissions, hydraulic torque converters, power take-offs, industrial clutches, and controls systems. The company sells its products to customers primarily in the pleasure craft, commercial, and military marine markets, as well as in the energy and natural resources, government, and industrial markets through direct sales force and distributor network worldwide.
WSCI	WSI Industries Inc.	WSI Industries, Inc. engages in the precision contract metal machining business in the United States. It offers metal components in medium to high volumes requiring tolerances in accordance with customer specifications. WSI Industries offers its products and services primarily to the aerospace/avionics/defense industries, recreational vehicles markets, and computer components and bioscience industries.

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M&A Target Company Descriptions Company Name Business Description Bairnco Corp. Bairnco Corporation designs and manufactures electronic, coating, and replacement products worldwide. It operates in three segments: Arlon Electronic Materials, Arlon Coated Materials, and Kasco Replacement Products and Services. The Arlon Electronic Materials segment designs, manufactures, and sells products that include high performance materials for the printed circuit board (PCB) industry, and silicone rubber-based insulation materials used in industrial, military/aerospace, consumer, and commercial markets. This segment also offers specialty polyimide and epoxy laminates, as well as other high performance thermoset laminates used in commercial and military market applications. The Arlon Coated Materials segment offers adhesive coated cast and calendered vinyl films, cast vinyl fabric, custom-engineered laminates, and coated and laminated films, foils, foams, and papers used in a range of industrial, consumer, and commercial products. The Kasco Replacement Products and Services segment provides band saw blades for cutting meat and fish; chopper plates and knives for grinding meat; electrical saws and cutting machines; and saw blades for cutting wood, metal, and paper. Chart Industries Inc. Chart Industries, Inc. manufactures and supplies engineered equipment used in the production, storage, and end-use of hydrocarbon and industrial gases. It operates in three segments: Energy & Chemicals (E&C), Distribution and Storage (D&S), and BioMedical. The E&Csegment offers vacuum-insulated containment vessels, aluminum and air cooled heat exchangers, cold boxes, and other cryogenic components.The D&S segment supplies cryogenic equipment to the bulk and packaged industrial gas markets. This segment’s products include cryogenic bulk storage systems; cryogenic packaged gas systems; cryogenic components. The BioMedical segment manufactures medical respiratory products, including liquid oxygen systems and ambulatory oxygen systems; biological storage systems comprising vacuum-insulated containment vessels for the storage of biological materials; and MRI components that are used to transfer power and/or cryogenic fluids. Knape & Vogt Manufacturing Co. Knape & Vogt Manufacturing Company (KVMC) engages in the design, manufacture, and marketing of functional hardware, storage-related components, and ergonomic products primarily in the United States and Canada. Its storage products include decorative and utility wall-attached shelving systems, and drawer slides. The company’s hardware products comprise closet rods, kitchen storage products, and various fixtures. KVMC’s ergonomic products include adjustable keyboard trays, gel wrist rests, floating mousepads, flat-screen monitor arms, office lights, and height adjustable tables. MPW Industrial Services Group Inc. MPW Industrial Services Group, Inc. and its subsidiaries provide integrated, technically-based industrial cleaning, and related facilities support services to various industries in North America. The company operates in four segments: Industrial Cleaning, Facility Maintenance and Support Services, Industrial Container Cleaning, and Industrial Process Water Purification. The Industrial Cleaning segment provides industrial cleaning of critical operating equipment for the automotive, utility, steel, pulp and paper, manufacturing, and construction industries. Its services include dry vacuuming, industrial power washing, water blasting, ultra-high pressure water blasting, and cryogenic cleaning. This segment also provides chemical cleaning services on heat exchange equipment primarily for customers in the utility, pulp and paper, and manufacturing industries. The Facility Maintenance and Support Services segment provides support to customers’ ongoing maintenance of their facilities. The Industrial Container Cleaning segment provides container cleaning services to automotive paint manufacturers and other industrial customers. The Industrial Process Water Purification segment provides pure feed water to customers primarily in the utility, manufacturing, and automotive industries. Rotonics Manufacturing Inc. Rotonics Manufacturing, Inc. engages in the manufacture and marketing of plastic products for commercial, agricultural, refuse, pharmaceutical, marine, recreation, medical waste, healthcare, retail, recreation, and residential use in the United States. Its products include various types of storage tanks, bin lids, and refuse containers for automated removal, medicalwaste containers, agricultural/livestock products, kayaks, outdoor polysteel lamp posts, furniture, planters, and other rotonically molded items. The company also offers a range of customplastic products for applications in various industries. Rotonics Manufacturing markets its products through in-house sales and engineering staff, distributors, and outside commission-based sales representatives.

M&A Target Company Descriptions Company Name Business Description Summa Industries Habasit Holding USA, Inc. engages in the design and manufacture of plastic products. It offers injection-molded and formed plastic optical components for original equipment manufacturer customers in the lighting industry. The company also provides plastic conveyor belts, chain, and accessories to meat, poultry, frozen food, bakery, bottling, canning, and other food-processing industries. In addition, it offers plastic fittings, valves, filters, and tubing for agricultural and landscape irrigation, as well as other molded and extruded plastic components. Habasit also offers manufacturing and engineering services. The company was formerly known as Southern California Plastics Co. and changed its name to Maxad, Inc. and further to Morehouse Industries, Inc.Morehouse Industries changed its name to Summa Industries in 1993 and then to Habasit Holding USA, Inc. following its acquisition by Habasit AG. TB Woods Corp. TB Wood’s Corporation designs, manufactures, and markets electronic and mechanical industrial power transmission products. Its mechanical industrial power transmission products include V-belt drives, synchronous drives, variable speed drives, and a line of flexible couplings, as well as hydrostatic drives, clutches, and brakes. The company’s electronic industrial power transmission products comprise AC electronic variable frequency drives (VFDs), and integrated electronic drive systems. These products are used to control the speed, acceleration, and other operating characteristics of electric motors in manufacturing processes. Its integrated electronic drive systems integrates AC electronic VFDs, programmable logic controllers, in-house custom designed printed circuit boards, and software. The company’s electronic products are used in water pumping, food and beverage processing, materials handling, HVAC, oil production, textile and fibers, packaging, furniture making, and general machinery applications. Oilgear Co. The Oilgear Company engages in the manufacture and distribution of engineered fluid power components and electronic controls for a range of industrial machinery and processes. Its products include piston pumps, motors, valves, controls, manifolds, electronics and components, cylinders, reservoirs, and skids and meters. The company also manufactures radial and axial piston type hydraulic pumps; pressure and directional control valves; servo valves; and prefill valves. In addition, the company provides aftermarket sales and rebuilding services, including exchange, factory rebuild, and field repair services. Oilgear serves customers in the primary metals, machine tool, automobile, petroleum, construction equipment, chemical, plastic, glass, lumber, rubber, and food industries. The company sells its products in the United States and Canada through sales engineers and a network of distributors; in Europe directly through its wholly owned subsidiaries and a network of distributors; and internationally through direct export sales, and subsidiary and joint venture operations. Thomas Industries Inc. Thomas Industries, Inc. engages in the design, manufacture, sale, marketing, and service of pumps and compressors primarily in North America, Europe, and Asia Pacific. The company also manufactures rotary vane, linear, piston, and diaphragm pumps and compressors; as well as various liquid pump technologies. Its products are used in various applications, such as medical equipment, gasoline vapor and refrigerant recovery, automotive and transportation applications, printing, packaging, tape drives, and laboratory equipment. The company sells its products to original equipment manufacturers and fluid power and industrial distributors. Woodhead Industries Inc. Woodhead Industries, Inc. engages in developing, manufacturing, and marketing network and electrical infrastructure products for industrial environments. It operates in two segments Industrial Communications and Connectivity Products segment and Electrical Safety and Industrial Products segment. The Industrial Communications and Connectivity Products segment sell system components for devices in open networks for automated manufacturing and distribution applications. The Electrical Safety and Industrial Products segment sells specialized products to support enhanced safety and productivity on the factory floor. The company has operations in North America, Europe, and Asia/Pacific. Woodhead Industries sell its products to stocking distributors, original equipment manufacturers, and system integrators through direct sales force and manufacturers’ agencies.

Weighted Average Cost of Capital Analysis

Build-Up Methodology

	Weight (2)	Cost of Capital Pre-Tax	Cost of Capital After Tax		Contribution to WACC
Debt Capital (1)	20.0%	8.8%	5.3%		1.1%
Equity Capital	80.0%	na	23.7%		18.9%
Assumed Tax Rate	40.0%			WACC	20.0%

Cost of Equity Calculation

Risk-Free Rate (3)	4.6%
Plus Market Risk Premium (4)	6.3%
Plus Industry Risk Premium (5)	1.5%
Plus Size Premium (6)	6.3%
Plus Company Specific Risk Premium (7)	5.0%
Cost of Common Equity (8)	23.7%

(1) Interest rate on Magstar's senior debt.

(2) Capital structure based on Magstar's long-term projections and capitalization of comparable public companies.

(3) 10-Year Treasury Bond Yield

(4) Source: Ibbotson Associates 2007 Yearbook; S&P 500 arithmetic average supply side equity risk premium from 1926-2006

(5) The Build-Up Method assumes a beta of 1.0, thus an adjustment either up or down may be required based on historical risk premium data for the industry sector relative to the market. Ibbotson's long-term risk premiums through 2006 for the relevant industry sectors were as follows:

*SIC 353 (construction, mining, and materials handling equipment-38 companies) = .57%

*SIC 382 (lab apparatus and analytical measurement devices-144 companies) = 3.64%

Subgroup SIC 3823 (industrial instruments-25 companies) = .73%

(6) Source: Ibbotson Associates 2007 Yearbook; the size premium is the additional equity risk of the 10th decile of the NYSE, AMEX and NASDAQ as ranked by market capitalization.

(7) Due to the Company's small market capitalization relative to firms comprising Ibbotson's 10th decile and current high financial leverage.

(8) Build-Up Formula: Cost of Equity = Risk Free Rate + Equity Risk Premium + Industry Risk Premium + Size Premium + Company Specific Risk Premium

CRAIG-HALLUM

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